SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. 2)

_______________________

KINGSWAY FINANCIAL SERVICES INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

496904202

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

4404 52nd Avenue NE

Seattle, WA 98105

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 29, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 5

CUSIP No. 496904202	13D	Page 2 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☒ (b) ☐
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,657,099
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 1,657,099
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,657,099
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 7.296%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 496904202	13D	Page 3 of 5

This Amendment No. 2 to Schedule 13D amends certain information contained in the Schedule 13D filed by Charles Frischer, on April 27, 2020, as Amended by that certain Amendment No. 1 to Schedule 13D filed by Charles Frischer on May 15, 2020, with respect to his interests in the Common Stock, par value $0.01 per share (the “Shares”) of Kingsway Financial Services Inc., a Delaware corporation (the “Issuer”) (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3.	Source and Amount of Other Consideration

Item 3 is amended by adding the following:

Charles Frischer purchased directly and through his IRA, 241,059 Shares in the aggregate from May 26, 2020 through July 31, 2020 for an aggregate purchase price of $598,179.70. Mr. Frischer used his personal funds to acquire these Shares.

Item 5.	Interest of Securities of the Issuer.

Item 5 is amended as follows:

(a) and (b)	Beneficial ownership

As of the date of this Amendment No. 2 to Schedule 13D, Mr. Frischer directly or through his IRA owns 1,657,099 Shares of the Issuer representing approximately 7.296% of the outstanding Shares. The percentages set forth above and on the cover pages hereto represent percentages of the outstanding Shares based on a total of 22,711,069 Shares outstanding as of July 17, 2020, which amount is derived from amount reported in the Issuer’s Quarterly Report for the period ended on March 31, 2020.

(c)	Transactions during the past sixty days

Information with respect to each of the Reporting Person transactions effected during the past 60 days are set forth on Annex A hereto.

(d)	Right to receive dividends or proceeds

Not applicable.

(e)	Beneficial ownership of less than five percent

Not applicable.

CUSIP No. 496904202	13D	Page 4 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of:  July 31, 2020

/s/ Charles Frischer
Charles Frischer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 496904202	13D	Page 5 of 5

ANNEX A

Schedule of Transactions in Preferred Stock of the Issuer

During the Past 60 Days

Charles Frischer

Date of Transaction	Quantity Purchased	Price per Share

7/31/2020	12,511	$2.74
7/30/2020	11,588	$2.62
7/29/2020	114,000	$2.65
7/28/2020	4,000	$2.56
7/17/2020	5,100	$2.35
7/16/2020	18,900	$2.40
6/22/2020	6,000	$2.08
6/17/2020	1,000	$2.13
6/16/2020	4,700	$2.16
6/11/2020	27,500	$2.11
6/8/2020	6,000	$2.31
6/5/2020	1,600	$2.30
6/4/2020	6,700	$2.33
6/1/2020	3,200	$2.22
5/28/2020	16,000	$2.24
5/26/2020	2,260	$2.20